

December 13, 2012

VIA E-Mail
Mr. David E. Snyder
Chief Financial Officer
KBS Strategic Opportunity REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

      Re: KBS Strategic Opportunity REIT, Inc.
              Form 10-K for the year ended December 31, 2011
              Filed on March 13, 2012
              File No. 000-54382

Dear Mr. David E. Snyder:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 1A. Risk Factors, page 9

If we pay distributions from sources other than cash flow from operations, we will have less funds for investments . . . , page 12

1.   We note your disclosure in this risk factor that you paid one distribution in 2011 that was sourced from real estate financings. We further note that it appears that your GAAP cash flow from operations would have been insufficient to cover such distribution payment. To the extent that there is a shortfall in GAAP cash flow from operations in relation to total distributions (including amounts reinvested through your dividend reinvestment plan), please revise this risk factor to provide the percentage coverage of your distributions in future Exchange Act reports.

Consolidated Statements of Operations, page F-4

2.   We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Note 5 – Real Estate Loans Receivable, pages F-23 – F-24

3.   We note that historically you have made investments in non-performing mortgage loans that have been subsequently foreclosed upon where you successfully take title to the properties securing these non-performing loans.   Please clarify your consideration of SAB Topic 1I in determining whether financial statements of the property securing the non-performing loan are required to be provided.

Note 7 – Notes Payable and Repurchase Agreements, pages F-25 – F-27

4.   We understand that you have entered into repurchase transactions accounted for as collateralized financing transactions.   For each of the quarters since you entered into these repurchase transactions, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter.   To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why.   In future periodic filings, to the extent you continue to utilize repurchase transactions, we believe the inclusion of the information described above would be useful and should be included.

Note 10 – Segment Information , pages F-30 – F-32

5.   We note that subsequent to December 31, 2011, you have revised the composition of your reporting segments to combine non-performing loans and opportunistic real estate into one reportable segment.   Please clarify how you considered the guidance in paragraph 280-10-50-11 of the Financial Accounting Standards Codification in determining that it was appropriate to aggregate.   Your response should also explain how your decision to originate and fund a first mortgage loan on September 13, 2012 will impact your determination of reportable segments going forward.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or Sonia Gupta Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief